ROBERT O. KNUTSON
Attorney at Law

9372 Creekwood Drive		(952)941-0908
Eden Prairie, MN 55347	July 25, 2014	Fax (952) 941-2744

Luna Bloom, Staff Attorney Division of Corporation Finance U. S. Securities and Exchange Commission Washington, D.C. 20549	Re: Schedule 14C Information Statement – PetVivo Holdings, Inc.

Dear Ms. Bloom:

This letter is being filed with PetVivo’s amended Preliminary Schedule 14C in response to your comment letter of July 17, 2014.

Proposal 1 – We have amended the disclosure relating to the decreased authorized common shares corporate action to comply with your comments #1 and #2, including the tabular format you have requested.

As requested in your comment #3, we have disclosed the anti-takeover effects of this corporate action.

As requested in your comment #4, we have included a disclosure regarding possible future use of the increased available authorized common stock for the proposed Gel-Del merger and its related financing needs.

Proposal II (Reverse Stock Split) – We have included a summary description of the proposed Gel-Del merger Term Sheet and explained the condition requiring a reverse stock split pursuant to the Term Sheet.

On behalf of the Company, the following is submitted and acknowledged:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this Schedule 14C filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify the undersigned if this amended Schedule 14C can be filed as our Definitive Information Statement and mailed to our shareholders to permit us to complete these corporate actions as soon as possible.

Sincerely,

/s/ Robert O. Knutson
Robert O. Knutson, Attorney for PetVivo Holdings, Inc.
cc: John Lai, President